Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Registration Number: 333-199116

Date: November 4, 2014

IMPORTANT INFORMATION:

An offer to purchase all of the issued and outstanding registered shares of Foster Wheeler AG (the “Offer”) is being made by AMEC plc (the “Offeror”) through AMEC International Investments BV, a wholly-owned subsidiary of the Offeror.

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the Offer, the Offeror has filed a registration statement on Form F-4, which includes a prospectus, and a Tender Offer statement on Schedule TO (the “Schedule TO”). The Offer is being made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) which have been delivered to Foster Wheeler AG, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler AG shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER AG ARE URGED TO READ ALL DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The Offer Document, the Schedule TO and other related documents filed by the Offeror and Foster Wheeler AG are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at the Offeror’s website, www.amec.com, or at Foster Wheeler’s website, www.fwc.com, respectively.

While the Offer is being made to all holders of Foster Wheeler AG common shares, this material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler AG and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a speech given by the AMEC Chief Executive at the annual AMEC reception at the House of Lords on November 4, 2014:

My Lords, Ministers, Your Excellencies, Members of Parliament, fellow distinguished guests, ladies and gentlemen.

Thank you all for joining us, here tonight, at the annual AMEC reception.

This reception is an opportunity to say thank you to all of you for the support and commitment you have given us over the past year.

Thank you, Minister for those extremely kind words.  Energy remains an important area for business and politicians alike and it is vital that we work together to ensure delivery of the three goals of energy security, affordability and low carbon.

Thank you too — Hugh — for kindly hosting this event in the House of Lords. Your friendship towards AMEC goes back a long way. And we are truly grateful for the support that you have given us.

I don’t want to take up much of your time because this evening is about meeting each other, taking in the splendour of the Palace of Westminster and enjoying the conversation.

However, let me just say a bit about AMEC’s progress since we last met.

The 18 months since our last reception have proved exciting times. Top of that list was the announcement of our firm offer for Foster Wheeler which we hope to bring this to a conclusion this month.

Foster Wheeler is immensely complementary to AMEC and, if and when the acquisition of Foster Wheeler is concluded, this will create a company of over 40,000 employees, operating in 50 plus countries and providing services to the oil and gas, mining, clean energy and environment and infrastructure markets.

If and when the acquisition of Foster Wheeler is concluded, the new company will be called Amec Foster Wheeler and we see this as a compelling proposition for shareholders, customers and employees alike.

In 2013/14, I am pleased to say that AMEC delivered another strong performance - in revenue, order intake and earnings for which we are justly proud.

We had some great contract wins and important contract renewals over the period. Too many to mention here but just a few examples:

•                  We have won projects in solar energy in Nevada, Indiana and Georgia in the USA, oil and gas work for Taqa’s Tern and Cladhan fields and brownfield projects for Nexen and Shell OneGas in the North Sea;

•                  Major renewals have included the Sellafield decommissioning work through Nuclear Management Partners, BP’s Forties Pipeline System and Wales and West Utilities’ gas main replacement project;

•                  Civil nuclear remains active with work for Horizon Hitachi at Wylfa on Anglesey, for NEC in Slovakia and for PGE in Poland on their nuclear new build programme;

•                  We have won mining projects as far afield as Canada and Australia; and

•                  The Middle East remains buoyant with oil and gas projects in the UAE and Kuwait.

All of these are examples of where AMEC is able to offer its customers what they want, where they need it.

AMEC is recognised for delivering industry leading projects and this helps us attract and retain the right people and talent.

Some of our employees are here with us this evening so please take the opportunity to raise any issues or ask any questions of them.

Once again, I would like to thank you for coming tonight and in particular to thank Hugh Trenchard as our host and Matthew Hancock, the Minister for Energy, as our guest speaker.

As you may have guessed, I am really excited about the future and I look forward to working with you to make 2015 a memorable year for all of us.

Please enjoy the rest of the evening.